SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2016
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON DECEMBER 15TH, 2016

DATE, TIME AND PLACE: December 15th, 2016, at 10 a.m., in the City and State of Rio de Janeiro.

PRESENCE: The Board of Directors’ Meeting of TIM Participações S.A. (“Company”), was held at the date, time and place above mentioned, with the presence of Messrs. Adhemar Gabriel Bahadian, Alberto Emmanuel Carvalho Whitaker, Franco Bertone, Herculano Aníbal Alves, Manoel Horacio Francisco da Silva, Mario Di Mauro, Oscar Cicchetti, Piergiorgio Peluso e Stefano De Angelis either in person or by means of videoconference, as provided in paragraph 2, Article 25 of the Company’s By-laws. The meeting was also attended by Mr. Jaques Horn, Legal Officer and Secretary. Justified the absence of Ms. Francesca Petralia.

BOARD: Mr. Franco Bertone – Chairman; and Mr. Jaques Horn – Secretary.

AGENDA: (1) To acknowledge on the activities carried out by the Control and Risks Committee;  (2) To acknowledge on the activities carried out by the Statutory Audit Committee; (3) To acknowledge on the amendments to the General Telecommunications Law (LGT); (4) To acknowledge on the Industrial Plan for 2017 – 2019 and to resolve on the annual budget for the year of 2017; (5) To resolve on the Statutory Audit Committee budget for the calendar-year of 2017; (6) To approve the Internal Audit Annual Work Plan for the year of 2017; (7) To acknowledge on the update of the project for the sale of assets (towers) of the Subsidiaries of the Company; (8) To resolve on the supply of equipments and/or services agreements between the wholly-owned subsidiary of the Company, TIM Celular S.A., and Italtel Brasil Ltda.; (9) To resolve on the supply of equipments and/or services agreements between the wholly-owned subsidiary of the Company, TIM Celular S.A., and Telecom Italia Sparkle S.p.A.; and (10) To approve the Board of Directors Work Plan for the year of 2017;

RESOLUTIONS: Upon review and discussion of the subjects included on the Agenda, the Board Members, unanimously by those present at the meeting and with the expressed abstention of the legally restricted, decided to register the discussions as follows:

(1) Acknowledged on the activities carried out by the Control and Risks Committee (“CCR”), at its meeting held on December 14th, 2016, in accordance with the report presented by Mr. Franco Bertone, President of the CCR;

(2) Acknowledged on the activities carried out by the Statutory Audit Committee (“CAE”), at its meetings held on December 13th and 14th, 2016, in accordance with the report presented by Mr. Alberto Whitaker, Coordinator of the CAE;

(3) Acknowledged on the main changes proposed by the Bill No. 3.453/2015, which amends the Law No. 9.472/1997, known as the General Telecommunications Law (LGT), with emphasis on the impacts incurred on the Company's operations, in accordance to the material presented by Mr. Mario Girasole, Regulatory and Institutional Affairs Officer, which is filed at the Company's head offices;

(4) Messrs. Stefano De Angelis, Chief Executive Officer of the Company, and Adrian Calaza, Chief Financial Officer, presented the Industrial Plan for the years 2017-2019, which is filed at Company’s head offices. After the presentation, the Board approved the Company’s and its subsidiaries’ annual budget for the year of 2017, subjected to adjustments arising from the annual results of the fiscal year ended on December 31st, 2016;

(5) Approved, as provided by CVM Instruction nº 509/2011 and by the Internal Rules of the Statutory Audit Committee, the budget allocation of the Statutory Audit Committee for 2017, to address the ordinary expenses of the Committee, according to the material filed at the Company's head offices;

(6) Approved the Internal Audit Annual Work Plan for the year of 2017, based on the favorable opinion of the Statutory Audit Committee, registered in its meeting held on December 14th, 2016, and in accordance with the material presented by Mr. Alberto Ragazzini, director of the Internal Audit area, which is filed at the Company’s head offices;

(7) Acknowledged on the update of the project for the sale of assets (towers) owned by the Company’s subsidiaries, according to material which is filed at the Company's head offices;

(8) Approved the supply of equipments and/or services agreements between the wholly-owned subsidiary of the Company, TIM Celular S.A., and Italtel Brasil Ltda. in the total amount of R$ 15,547,286.45 (fifteen million, five hundred and forty-seven thousand, two hundred and eighty-six Reais and forty-five cents), considering the Statutory Audit Committee’s favorable opinion, on its meeting held on December 13th, 2016, and the material presented, which is filed at the Company's head offices;

(9) Approved the supply of equipments and/or services agreement between the wholly-owned subsidiary of the Company, TIM Celular S.A., and Telecom Italia Sparkle S.p.A in the total amount of R$ 7,346,711.00 (seven million, three hundred and forty-six thousand, seven hundred and eleven Reais), considering the Statutory Audit Committee’s favorable opinion, on its meeting held on December 13th, 2016, and the material presented, which is filed at the Company's head offices;

(10) Approved the Board of Directors Work Plan for the year of 2017.

CLARIFICATIONS AND CLOSING: It is registered in these minutes that Mr. Mario Di Mauro attended the meeting from the item (4) onwards of the Agenda and that Mr. Oscar Cicchetti did not attended the meeting during the discussions of the items (5), (6) and (7) of the Agenda. With no further issues to discuss, the meeting was adjourned and these minutes drafted as summary, read, approved and signed by all attendees Board Members: Messrs. Adhemar Gabriel Bahadian, Alberto Emmanuel Carvalho Whitaker, Franco Bertone, Herculano Aníbal Alves, Manoel Horacio Francisco da Silva, Mario Di Mauro, Oscar Cicchetti, Piergiorgio Peluso e Stefano De Angelis.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), December 15th, 2016.

JAQUES HORN
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: December 15, 2016	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.